Filed Pursuant to Rule 424(b)(3)

Registration No. 333-223022

OAKTREE REAL ESTATE INCOME TRUST, INC.

SUPPLEMENT NO. 2 DATED DECEMBER 6, 2019

TO THE PROSPECTUS DATED APRIL 30, 2019

This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Oaktree Real Estate Income Trust, Inc., dated April 30, 2019 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Oaktree Real Estate Income Trust, Inc. and its subsidiaries unless the context specifically requires otherwise.

The purpose of this Supplement is:

•	to provide an update on the status of our public offering.

Status of Our Current Public Offering

As previously disclosed, we have registered with the Securities and Exchange Commission a maximum of $2,000,000,000 in shares of common stock in an ongoing offering (the “Offering”). The terms of the Offering required us to deposit all subscription proceeds in escrow with UMB Bank, N.A., as escrow agent, until we received subscriptions aggregating at least $150,000,000 in shares of our common stock (including shares purchased by Oaktree Capital Management, L.P. (“Oaktree”), its affiliates and our directors and officers), in any combination of share classes. In addition, Oaktree Fund GP I, L.P. (the “Oaktree Investor”), an affiliate of Oaktree, has previously stated its intent to subscribe for shares of Class I common stock in an amount such that, together with all other subscriptions for our common stock, the escrow minimum offering amount will be satisfied.

As of December 6, 2019, we had satisfied the minimum offering requirement and our board of directors had authorized the release of proceeds from escrow. As of such date, the escrow agent released gross proceeds of approximately $150 million (including approximately $87 milion that was funded by the Oaktree Investor) to us in connection with the sale of shares of our common stock. We intend to continue selling shares in the Offering on a monthly basis.

We will next accept subscriptions as of January 1, 2020. In accordance with the procedures set forth in our Prospectus, on or around December 16, 2019 we expect to make available on our website at www.oaktreeREIT.com and in a prospectus supplement filed with the Securities and Exchange Commission the transaction price per share for each class of our common stock as of January 1, 2020, which for that month will be based on our net asset value as of December 6, 2019.